

08032311

HANCE COMMISSION
~~

JUN 26 2008

DIVISION or .... REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 19988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2007___ AND ENDING___12/31/2007___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Associates Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 N. LaSalle Street, Suite 500
(No. and Street)

Chicago	IL	60602-3790
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristi L. Rowsell   (312) 621-0600
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive, 9th Floor, Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 1 0 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Kristi L. Rowsell _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Harris Associates Securities L.P. _____ , as
of _____ December 31 _____ , 20 __07__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____ No exceptions _____

_____

_____

OFFICIAL SEAL
SARAH E. GRIMM
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

_____ Signature

CFO and Treasurer of
_____ Title
Harris Associates Inc.
General Partner

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report of internal controls

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harris Associates Securities L.P.
Index
December 31, 2007



PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (408) 817 3700
Facsimile (408) 817 5050

Report of Independent Auditors

To the Board of Directors and Partners of
Harris Associates Securities L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material
respects, the financial position of Harris Associates Securities L.P. ("HASLP") at December 31, 2007,
in conformity with accounting principles generally accepted in the United States of America. This
financial statement is the responsibility of HASLP's management. Our responsibility is to express an
opinion on this financial statement based on our audit. We conducted our audit of this statement in
accordance with auditing standards generally accepted in the United States of America. Those
standards require that we plan and perform the audit to obtain reasonable assurance about whether
the financial statement is free of material misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the financial statement, assessing the accounting
principles used and significant estimates made by management, and evaluating the overall financial
statement presentation. We believe that our audit provides a reasonable basis for our opinion.

HASLP is a majority owned subsidiary of Harris Associates, L.P. ("HALP") and, as disclosed in the
footnotes to the statement of financial condition, has extensive transactions and relationships with
HALP. Because of these relationships, it is possible that the terms of these transactions are not the
same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition
taken as a whole. The supplementary information contained in Schedules I and II is presented for
purposes of additional analysis and is not a required part of the basic financial statement, but is
supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied in the audit of the statement of
financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement
of financial condition taken as a whole.

PricewaterhouseCoopers LLP

January 25, 2008

1

Harris Associates Securities L.P.
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	612,271
U.S. Treasury bills and accrued interest, at amortized cost approximating market		192,616
Other assets		51,229
Total assets	$	856,116

Liabilities and Partners' Capital

Liabilities

Payable to limited partner	$	54,225
Accounts payable and accrued expenses		29,309
Total liabilities		83,534
Partners' capital		772,582
Total liabilities and partners' capital	$	856,116

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Notes to Statement of Financial Condition
December 31, 2007

1. **Nature of Operations and Summary of Significant Accounting Policies**

   Harris Associates Securities L.P. ("HASLP"), a Delaware limited partnership, is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The general (1%) and limited (99%) partners of HASLP are Harris Associates, Inc. ("HAI") and Harris Associates L.P. ("HALP"), respectively, which are both wholly owned subsidiaries of Natixis Global Asset Management L.P. The net income or loss of HASLP is allocated to the partners in proportion to their ownership interests.

   HASLP is a limited purpose broker-dealer whose sole business is acting as a distributor of The Oakmark Funds. The Oakmark Funds do not charge loads or 12b-1 fees to shareholders. HASLP does not earn any revenues or commissions through distribution of these mutual funds.

   The following is a summary of significant accounting policies followed in the preparation of HASLP's financial statements.

   Cash and Cash Equivalents
   All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

   Investments in U.S. Treasury bills
   U.S. Treasury bills are held until maturity and valued at amortized cost, which approximates fair value.

   Income Taxes
   As a partnership, HASLP is not subject to federal income taxes.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Related Parties**

   HASLP has entered into an agreement with HALP whereby HALP provides substantially all administrative services, including personnel and occupancy, and charges HASLP a monthly administrative fee of the total amount incurred by HALP on behalf of HASLP for these expenses.

3. **Net Capital Requirements**

   HASLP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. At December 31, 2007, HASLP had net capital of $626,390 and a minimum net capital requirement of $5,569. The ratio of aggregate indebtedness to net capital was 0.13 to 1.

Harris Associates Securities L.P.
Notes to Statement of Financial Condition
December 31, 2007

4.   **Exemption from SEC Rule 15c3-3**

HASLP claims exemption from the provisions of SEC Rule 15c3-3 because its transactions are limited to distribution of registered investment companies and it does not hold customer funds or securities.

5.   **Commitment and Contingencies**

In the normal course of business, HASLP enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. HASLP's maximum exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against HASLP, based on events which have not yet occurred. However, based on experience, management believes the risk of loss from these arrangements to be remote.

SUPPLEMENTAL SCHEDULES

Harris Associates Securities L.P.
Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2007   **Supplemental Schedule I**

Net capital

Partners' capital qualified for net capital		$ 772,582
Deductions and/or charges		
Broker's blanket bond excess deductible		94,000
Haircuts on investments		963
Non-allowable assets		51,229
Net capital		$ 626,390
Total aggregate indebtedness		$ 83,535

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	(A) $	5,569
Minimum dollar net capital requirement	(B) $	5,000
Net capital requirement (greater of (A) or (B))	$	5,569
Excess net capital (net capital, less net capital requirement)	$	620,821
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)	$	618,037
Ratio: Aggregate indebtedness to net capital		0.13 to 1

The above information is in agreement in all material respects with the unaudited
FOCUS Report, Part IIA, filed by HASLP on January 25, 2008.

Harris Associates Securities L.P.
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3 Under the
Securities Exchange Act of 1934
December 31, 2007   Supplemental Schedule II

HASLP's transactions are limited to distribution of registered investment companies and it does not hold customer funds or securities. Accordingly, HASLP claims exemption from SEC Rule 15c3-3 based on (k)(1)(a) of the Rule.

The above information is in agreement in all material respects with the unaudited
FOCUS Report, Part IIA, filed by HASLP on January 25, 2008.



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (408) 817 3700
Facsimile (408) 817 5050

Report of Independent Auditors on Internal Control Pursuant to SEC Rule 17a-5(g)(1)

To the Board of Directors and Partners of
Harris Associates Securities L.P.

In planning and performing our audit of the financial statements of Harris Associates Securities L.P. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS 🏢

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 25, 2008

Harris Associates
Securities L.P.

(A Subsidiary of Harris Associates L.P.)
Statement of Financial Condition and
Independent Auditor's Report on Internal
Control Required by SEC Rule 17a-5
December 31, 2007

